4: FOR IMMEDIATE RELEASE: 22 AUGUST 2007 ASX Code: OEC OTCBB Code: OBTLY 27:

FOR IMMEDIATE RELEASE: 22 AUGUST 2007

ASX Code: OEC

OTCBB Code: OBTLY

ORBITAL ANNOUNCES THE APPOINTMENT OF NEW CHAIRMAN

PERTH, AUSTRALIA: Orbital Corporation Limited is pleased to announce the appointment of Mr William Peter Day as a Director and Chairman of the Company with effect from 22nd August 2007.

Mr. Day succeeds Mr Don Bourke who passed away on the 13 August. The Board expresses their appreciation of Mr Bourke?s significant contribution to Orbital since his appointment in August 2003.

Mr Day was most recently Executive General Manager Finance (Chief Financial Officer) for the global packaging group Amcor; he will retire from full-time executive duties with that Company towards the end of 2007. He has a diversified background in finance and general management in mining, manufacturing, food and financial services industries, as well as a number of public interest areas.

He has held senior executive and director positions with Bonlac Foods, Rio Tinto, CRA and Comalco including Chief Financial Officer at Commonwealth Aluminum Corporation (USA) and Managing Director, CRA Business Services in Australia. He is a former Chairman of the Australian Accounting Standards Board, and was Deputy Chairman of the Australian Securities & Investments Commission. Mr Day was recently appointed a non executive director of Ansell Limited.

ENDS

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

CONTACTS

Australia: Dr Rod Houston

Chief Executive Officer

Tel: +61 8 9441 2311

Email Info@orbitalcorp.com.au

Website www.orbitalcorp.com.au